Exhibit 12.1

	Year Ended December 31,
	2008	2007	2006	2005	2004
		(dollars in thousands)
Fixed Charges:
Interest expense (a)	$138,282	$117,185	$16,904	$5,277	$1,678
Interest component of rent	800	767	367	367	267
Capitalized interest	365	1,987	1,378	—	—

Total	$139,447	$119,939	$18,649	$5,644	$1,945

Earnings:
Pretax income from continuing operations (b)	$(1,481,006)	$75,373	$20,890	$28,245	$18,866
Fixed charges	139,447	119,939	18,649	5,644	1,945
Less: interest capitalized in current period	(365)	(1,987)	(1,378)	—	—
Add: previously capitalized interest amortized in current period	481	197	—	—	—

Total	$(1,341,443)	$193,522	$38,161	$33,889	$20,811

Ratio of Earnings to Fixed Charges	—	1.6	2.0	6.0	10.7
Insufficient coverage	$1,480,890	$—	$—	$—	$—

Fixed charges	$139,447	$119,939	$18,649	$5,644	$1,945
Preferred dividends (c)	16,232	63,337	5,551	2	3

Total	$155,679	$183,276	$24,199	$5,645	$1,948

Earnings	$(1,341,443)	$193,522	$38,161	$33,889	$20,811

Ratio of Earnings to Fixed Charges and Preferred Dividends	—	1.1	1.6	6.0	10.7
Insufficient coverage	$1,497,122	$—	$—	$—	$—

(a)	Interest expense for the year ended December 31, 2008 excludes the effect of $8.7 million unrealized loss on interest rate swap.

(b)	Excludes undistributed income from equity investees.

(c)	Preferred dividends are presented on a pre-tax basis.